KOVACK INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

KOVACK INTERNATIONAL SECURITIES, INC.

TABLE OF CONTENTS



MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Kovack International Securities, Inc.

We have audited the accompanying financial statements of Kovack International Securities, Inc. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kovack International Securities, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kovack International Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation and Reconciliation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kovack International Securities, Inc.'s financial statements. The supplemental information is the responsibility of Kovack International Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 17, 2017

Page 3

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	264,436
Prepaid expenses		2,052
Deposits		6,681
	$	273,169

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, issued, and outstanding	$	310,000
Accumulated (deficit)		(36,831)
Total stockholders' equity		273,169
	$	273,169

The accompanying notes are an integral part of these financial statements.

Page 4

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Expenses:
  General and administrative expenses $ 12,762

  Net (loss)   (12,762)

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Number of Common Shares	Amount	Accumulated (Deficit)	Total
Balance December 31, 2015	1,000	$ 310,000	$ (24,069)	$ 285,931
Net loss	-	-	(12,762)	(12,762)
Balance December 31, 2016	1,000	$ 310,000	$ (36,831)	$ 273,169

The accompanying notes are an integral part of these financial statements.

Page 6

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows (used for) operating activities:	
Net (loss)	$ (12,762)
Adjustments to reconcile net loss to net	
cash from operating activities:	
Deposits	2,260
Accounts payable	(193)
Total adjustments	2,067
Total cash flows from operating activities	(10,695)
Decrease in cash and cash equivalents	(10,695)
Cash and cash equivalents, beginning of period	275,131
Cash and cash equivalents, end of period	$ 264,436

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Kovack International Securities, Inc. (the Company) was incorporated in the State of Florida on January 12, 2012, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short maturity of the instruments.

Income taxes - The Company has elected, by unanimous consent of its stockholders, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Generally accepted accounting principles "GAAP" prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit.

3.   CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

4.   REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

5.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $264,436, which was $214,436 in excess of its required net capital of $50,000 and aggregated indebtedness.

6.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 17, 2017, which is the date the financial statements were available for issue.

KOVACK INTERNATIONAL SECURITIES, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 273,169
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	273,169
Deducts and or charges:	
Total non-allowable assets	(8,733)
Net capital before haircuts	264,436
Haircuts on securities:	
Other securities	-
	-
Net capital	$ 264,436

RECONCILIATION:

Net capital, per page 3 of the December 31, 2016 un-audited Focus Report, as originally filed	$ 264,436
Net audit adjustments	-
Net capital, per December 31, 2016 audited report, as filed	$ 264,436



MARGOLIES, FINK & WICHROWSKI
Certified Public Accountants
2201 W. Sample Road
Building 9, Suite 1B
Pompano Beach, Florida 33073
Office: (954) 979-5440
Fax: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
of Kovack International Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5(d)(4) in which (1) Kovack International Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack International Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (k)(2)(ii) and (k)(1) (the "exemption provisions") and (2) Kovack International Securities, Inc. stated that Kovack International Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kovack International Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack International Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 17, 2017

Kovack International Securities, Inc.

Exemption Report Under SEC Rule 17a-5(d)(4)

For the Period Ended December 31, 2016

Rule 17a-5(d)(4)(i) - Statement identifying the provisions in SEC Rule 15c3-3(k) under which Kovack International Securities, Inc. claimed exemption from SEC Rule 15c3-3.

Kovack International Securities Inc. ("KIS") is approved by FINRA to operate pursuant to paragraph (a)(2)(iv) of SEC Rule 15c3-1 (the Net Capital Rule) and pursuant to paragraph (k)(2)(ii) and (k)(1) of SEC Rule 15c3-3 (the Customer Protection Rule), clearing all transactions on a fully disclosed basis. KIS does not hold customer funds or securities, nor does it receive funds from customers.

Rule17a-5(d)(4)(ii) - Statement regarding the broker-dealer's compliance with exemptions.

During the most recent fiscal year (January 1, 2016 through December 31, 2016), KIS met the exemptive provisions of SEC Rule 15c3-3 without exception.

These statements are made to the best knowledge and belief of the undersigned principals of KIS.

Brian Kovack

Brian Kovack, President

_2/24/17_

Date

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

**FORM
X-17A-5**

PART IIA 12

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable   Block(s)):

1) Rule 17a-5(a)   [X] 16   2) Rule 17a-5(b)   [ ] 17   3) Rule 17a-11   [ ] 18

4) Special request by designated examining authority   [ ] 19   5) Other   [ ] 26

NAME OF BROKER-DEALER	SEC. FILE NO.

KOVACK INTERNATIONAL SECURITIES INC   13

8-69086   14

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box   No.)

FIRM ID NO.

164117   15

6451 N. FEDERAL HWY   20

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/16   24

AND ENDING (MM/DD/YY)

FT. LAUDERDALE   21   FL   22   33308   23

(City)   (State)   (Zip Code)

12/31/16   25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO   THIS REPORT(Area code) - Telephone No.

Isabelle Shick   30   (954) 782-4771   31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS   REPORT   OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its   attachments and the person(s) by whom
it is executed represent hereby that all information contained   therein is true, correct and complete.
It is understood that all required items, statements, and   schedules are considered integral parts of
this Form and that the submisson of any amendment represents   that all unamended items, statements,
and schedules remain true, correct and complete as previously   submitted.

Dated the _____ day of _____ 20 _____

Manual Signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts   constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a)   )

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KOVACK INTERNATIONAL SECURITIES INC	N 3 | | | | | | | |	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING   AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/16	99
SEC FILE NO.	8-69086	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash ....$	264,436	200	$		264,436	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities.........................		418				
B. Debt securities.............................		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ 150						
B. Other securities $ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ 170						
B. Other securities $ 180						
8. Memberships in exchanges:						
A. Owned, at market $ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490		680		920
11. Other assets		535	8,733	735	8,733	930
12. Total Assets .... $	264,436	540	$ 8,733	740	$ 273,169	940

Page 1

OMIT PENNIES

BROKER OR DEALER		
KOVACK INTERNATIONAL SECURITIES INC	as of	12/31/16

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	1045 $	1255 $	1470
14. Payable to brokers or dealers:			
A. Clearance account	1114	1315	1560
B. Other	1115	1305	1540
15. Payable to non-customers	1155	1355	1610
16. Securities sold not yet purchased, at market value		1360	1620
17. Accounts payable, accrued liabilities, expenses and other	1205	1385	1685
18. Notes and mortgages payable:			
A. Unsecured	1210		1690
B. Secured	1211	1390	1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		1400	1710
1. from outsiders $ 970			
2. Includes equity subordination (15c3-1(d)) of $ 980			
B. Securities borrowings, at market value from outsiders $ 990		1410	1720
C. Pursuant to secured demand note collateral agreements		1420	1730
1. from outsiders $ 1000			
2. includes equity subordination (15c3-1(d)) of $ 1010			
D. Exchange memberships contributed for use of company, at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
20. TOTAL LIABILITIES $	1230 $	1450 $	1760

Ownership Equity

21. Sole proprietorship $		1770
22. Partnership (limited partners) $ 1020		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital	310,000	1793
D. Retained earnings	(36,831)	1794
E. Total	273,169	1795
F. Less capital stock in treasury (	)	1796
24. TOTAL OWNERSHIP EQUITY $	273,169	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY $	273,169	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK INTERNATIONAL SECURITIES INC — as of 12/31/16

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	273,169	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				273,169	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	273,169	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 8,733	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(8,733)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	264,436	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	264,436	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
KOVACK INTERNATIONAL SECURITIES INC	as of	12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	214,436	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	204,436	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$		3790
17. Add:				
A. Drafts for immediate credit . . . . $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $	3810			
C. Other unrecorded amounts (List) . . . . $	3820	$		3830
19. Total aggregate indebtedness		$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %			0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK INTERNATIONAL SECURITIES INC

For the period (MMDDYY) from 10/01/16 | 3932 | to 12/31/16 | 3933 |

Number of months included in this statement 3 | 3931 |

REVENUE STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange . . . . $ 0 | 3935 |
   b. Commissions on listed option transactions . . . . | 3938 |
   c. All other securities commissions . . . . | 3939 |
   d. Total securities commissions . . . . 0 | 3940 |
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange . . . . | 3945 |
   b. From all other trading . . . . | 3949 |
   c. Total gain (loss) . . . . | 3950 |
3. Gains or losses on firm securities investment accounts . . . . | 3952 |
4. Profits (losses) from underwriting and selling groups . . . . | 3955 |
5. Revenue from sale of investment company shares . . . . | 3970 |
6. Commodities revenue . . . . | 3990 |
7. Fees for account supervision, investment advisory and administrative services . . . . | 3975 |
8. Other revenue . . . . | 3995 |
9. Total revenue . . . . $ 0 | 4030 |

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers . . . . | 4120 |
11. Other employee compensation and benefits . . . . | 4115 |
12. Commissions paid to other brokers-dealers . . . . | 4140 |
13. Interest expense . . . . | 4075 |
   a. Includes interest on accounts subject to subordination agreements . . . . | 4070 |
14. Regulatory fees and expenses . . . . 760 | 4195 |
15. Other expenses . . . . 1,734 | 4100 |
16. Total expenses . . . . $ 2,494 | 4200 |

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) . . . . $ (2,494) | 4210 |
18. Provision for Federal income taxes (for parent only) . . . . | 4220 |
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above . . . . | 4222 |
   a. After Federal income taxes of . . . . | 4238 |
20. Extraordinary gains (losses) . . . . | 4224 |
   a. After Federal income taxes of . . . . | 4239 |
21. Cumulative effect of changes in accounting principles . . . . | 4225 |
22. Net income (loss) after Federal income taxes and extraordinary items . . . . $ (2,494) | 4230 |

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items . . . . (701) | 4211 |

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK INTERNATIONAL SECURITIES INC

For the period (MMDDYY) from 10/01/16 to 12/31/16

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 275,663	4240
A. Net income (loss)	(2,494)	4250
B. Additions (includes non-conforming capital of $ ___ 4262)		4260
C. Deductions (includes non-conforming capital of $ ___ 4272)		4270
2. Balance, end of period (from item 1800)	$ 273,169	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK INTERNATIONAL SECURITIES INC   as of 12/31/16

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Pershing [4335]   X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities